Potlatch Forest Products Corporation

601 West 1st Ave., Suite 1600

Spokane, Washington 99201

September 15, 2008

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street Street, N.E.

Washington, DC 20549

Attention: Edwin S. Kim

Re:	Potlatch Forest Products Corporation
(to be renamed Clearwater Paper Corporation)
Form 10 filed August 1, 2008
(SEC File No. 001-34146)

Dear Mr. Kim:

On behalf of Potlatch Forest Products Corporation (to be renamed Clearwater Paper Corporation) (the “Company”), and in response to comments received from the Commission staff (the “Staff”) by letter dated August 29, 2008, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any legal proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Michael J. Covey
Michael J. Covey Chief Executive Officer Potlatch Forest Products Corporation

cc:	Pamela Mull
Michael Gadd
Justin Hovey
Blair White
Heidi Mayon